Filed by Aduro Biotech, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Chinook Therapeutics U.S., Inc.

Commission File No. 001-37345

This filing relates to the proposed merger of Chinook Therapeutics U.S., Inc., a Delaware corporation (“Chinook”), with Aspire Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Aduro Biotech, Inc., a Delaware corporation (“Aduro”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of June 1, 2020, by and among Aduro, Merger Sub and Chinook.

Chinook Therapeutics Developing Precision Medicines for Kidney Diseases Jefferies Virtual Healthcare Conference June 3, 2020

Note Regarding Forward-Looking Statements This presentation contains forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify these statements by forward-looking words such as “may,” “will,” “continue,” “anticipate,” “intend,” “could,” “project,” “expect” or the negative or plural of these words or similar expressions. Forward-looking statements in this presentation include, but are not limited to, statements regarding the expected ownership in the combined company of the former Chinook Therapeutics U.S., Inc. (“Chinook”) securityholders and securityholders of Aduro Biotech, Inc. (“Aduro”) as of immediately prior to the Merger; assumptions regarding Aduro’s net cash and Chinook’s cash and cash equivalents as of closing; and governance of the combined company. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to: the risk that the proposed Merger may not be completed in a timely manner or at all; the failure of either party to satisfy any of the conditions to the consummation of the proposed Merger, including the approval of the Merger by stockholders; uncertainties as to the timing of the consummation of the proposed Merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the effect of the announcement or pendency of the proposed Merger on Chinook’s business relationships, operating results and business generally; risks that the proposed Merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed Merger; risks related to diverting management’s attention from Chinook’s ongoing business operations; the outcome of any legal proceedings that may be instituted against Chinook related to the Merger Agreement or the proposed Merger; unexpected costs, charges or expenses resulting from the proposed Merger; Chinook’s ability to develop and commercialize product candidates; Chinook’s ability to build a pipeline of product candidates; Chinook’s ability to obtain and maintain regulatory approval of product candidates; Chinook’s ability to operate in a competitive industry and compete successfully against competitors that have greater resources; Chinook’s reliance on third parties; Chinook’s ability to obtain and adequately protect intellectual property rights for product candidates; and the effects of COVID-19 on clinical programs and business operations. Chinook assumes no obligation to update forward-looking statements whether as a result of new information, future events or otherwise, after the date hereof.

Proposed Merger with Aduro Biotech Chinook and Aduro Biotech have agreed to a proposed ~50:50 merger Expected to provide strong financial position with ~$200M in cash, cash equivalents and marketable securities expected at closing Includes $25M in additional investment committed by Chinook’s existing investors Organizational and cost efficiencies in merged company, with optimized clinical development for kidney diseases Post-closing, Chinook to trade under ticker symbol “KDNY” Merger expected to close in second half of 2020, subject to customary closing conditions

The Time is Now for Kidney Disease Drug Development Emerging patient stratification approaches and translational platforms Causal mutations, biomarkers, single-cell sequencing, organoid / podocyte systems Underserved market with >$100B of annual healthcare costs in U.S. Few new drugs approved in past 20 years Recent acceptance of surrogate endpoints based on understanding of pathophysiology Proteinuria, eGFR (vs hard renal outcomes in traditional trials)

Developing Precision Medicines for Kidney Disease Chinook’s pipeline is driven by deep insights into disease biology and focused on indications with validated pathways and rapid development opportunities Atrasentan: Phase 3 asset in glomerular diseases Recently in-licensed from AbbVie Well-characterized efficacy and safety profile in over 5,000 diabetic nephropathy patients Seeking regulatory feedback and planning phase 3 in IgA Nephropathy to initiate in 1H 2021 Emerging pipeline Planned 1H21 IND-candidate in ultra-orphan kidney disease Multiple lead optimization and target validation programs underway in polycystic kidney disease Discovery programs initiated in other rare, severe chronic kidney diseases Leveraging novel insights in kidney disease Talented research team from Inception Sciences Top academic founders and SAB Access to novel translational technologies such as single-cell RNA sequencing and organoids

Building a Robust, Diversified Pipeline Program Indication Target Validation Lead Optimization IND-Enabling Phase 1 Phase 2 Phase 3 Atrasentan IgA Nephropathy (IgAN) Basket of glomerular diseases CHK-336 Ultra-rare kidney disease Research Programs Other rare, severe chronic kidney diseases including PKD Discovery Programs Other rare, severe kidney diseases We will continue to evaluate opportunities to add additional renal disease programs to pipeline Advancing pipeline of precision medicines for kidney diseases

Experienced Leadership Team ~35 FTEs including leaders in chemistry, biology, DMPK, translational medicine, clinical development, regulatory, CMC and G&A Executive Team Current Board Jerel Davis, PhD Paul Eisenberg, MD Srini Akkaraju, MD, PhD Jeremy Caldwell, PhD Eric Dobmeier Preston Klassen, MD, MHS Eric Dobmeier President and CEO Tom Frohlich Chief Business Officer Alan Glicklich, MD Chief Medical Officer Renata Oballa, PhD VP, Chemistry and Vancouver Site Head Andrew King, DVM, PhD Head of Renal Discovery and Translational Medicine

Long-Term Vision: Building the Leading Company Developing Precision Medicines for Renal Disease Guiding R&D Principles: Focus on key pathways in kidney disease Design novel, target and differentiated molecules Utilize new and efficient translational approaches to speed R&D Execute clinical trials in defined patient populations with surrogate endpoints 2021 Long-Term Vision 2020 2019 Renal Disease Industry Leader Commercial and clinical validation Discovery engine generating new product opportunities Strategic partner of choice across renal indications Chinook founded Prepare to initiate Phase 3 pivotal trial for atrasentan CHK-336 for ultra-rare disease in IND-enabling studies Deep preclinical pipeline Merger Phase 2 and 3 trials initiated for atrasentan Phase 1 trial initiation for CHK-336 Multiple preclinical programs 1-2 partnerships (regional, strategic)

Atrasentan Potent and Selective Endothelin A Receptor Antagonist for the Potential Treatment of IgA Nephropathy (IgAN) and Other Primary Glomerular Nephropathies (GNs)

Atrasentan Atrasentan is an investigational, potent, selective endothelin A (ETA) receptor antagonist previously developed by AbbVie Extensively studied with clinical data in >5,000 diabetic kidney disease patients Reduced proteinuria and preserved kidney function in clinical trials Well-characterized safety profile (dosed up to 5 years in trials) Compelling opportunity for atrasentan to potentially benefit IgA nephropathy patients with a faster registration pathway Potential to seek accelerated approval based on surrogate endpoint (proteinuria reduction) and to seek full approval based on renal function (i.e., change in eGFR) Strong endorsement from KOLs supporting the utility of ETA inhibition in IgAN Exclusivity period based on IP and potential for orphan designation Unmet medical need creates strong commercial opportunity Phase 3 Clinical Program

Studied in >5,000 diabetic kidney disease (DKD) patients, including global SONAR Phase 3 study Atrasentan is an Investigational Potent, Highly-Selective ETA Inhibitor with Clinically Established Renal Protection in CKD Proteinuria Rapid and sustained reductions in proteinuria consistently observed Well-characterized safety profile Detailed PK / PD modelling has established an optimal dose of 0.75 mg daily Picomolar potency and highly selective for ETA (1860-fold) Koomen et al, Diabetes Obes Metab 2018; De Zeeuw et al, JASN 2014

Global SONAR Phase 3 Outcome Trial in DKD

SONAR Topline Results

- **3600** — 3,600 high-risk DKD patients randomized
- **2** — 2-year median treatment duration
- **35%** — 35% decreased risk of ESRD or doubling of serum creatinine in responders* (28% in non-responders)
- **27%** — 27% risk reduction of End Stage Renal Disease
- **39%** — 39% risk reduction of 57% decline in eGFR

Safety profile consistent with class | **Clinically manageable fluid retention**


THE LANCET

Articles

Atrasentan and renal events in patients with type 2 diabetes and chronic kidney disease (SONAR): a double-blind, randomised, placebo-controlled trial

*Hiddo J L Heerspink, Hans-Henrik Parving, Dennis L Andress, George Bakris, Ricardo Correa-Rotter, Fan-Fan Hou, Dalane W Kitzman, Donald Kohan, Hirofumi Makino, John J V McMurray, Joel Z Melnick, Michael G Miller, Pablo E Pergola, Vlado Perkovic, Sheldon Tobe, Tingting Yi, Melissa Wigderson, Dick de Zeeuw, on behalf of the SONAR Committees and Investigators**

"These data support a potential role for selective endothelin receptor antagonists in protecting renal function in patients with type 2 diabetes at high risk of developing end-stage kidney disease."

- Heerspink et al.

Heerspink et al, Diabetes Obes Metab. 2018;20:1369–1376, Heerspink et al, SONAR Trial, Lancet 2019

*Responders classified as patients who achieved >30% reduction in proteinuria

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CHINOOK THERAPEUTICS

Proteinuria (UACR)* Kidney Function (eGFR Slope)* Proteinuria reduction at 6-9 months expected to be potential endpoint to seek accelerated approval in IgAN eGFR slope is potential confirmatory efficacy endpoint to seek full approval in IgAN Treatment effects on proteinuria predict stronger effects on eGFR slope in IgAN -2.4 ml/min/1.732/yr (95%Cl -2.7 to -2.1) -3.1 ml/min/1.732/yr (95%Cl -3.4 to -2.8) p=0.0005 Heerspink et al, Diabetes Obes Metab. 2018;20:1369–1376, Heerspink et al, SONAR Trial, Lancet 2019 SONAR Outcomes Supportive of Evaluation in IgA Nephropathy *In Responders (patients who achieved >30% reduction in proteinuria)

IgA Nephropathy

A progressive, chronic glomerular disease with limited treatment options

Strategy to target key molecular drivers of progressive IgA Nephropathy in high-risk patients

IgAN is the most common primary glomerular nephropathy; orphan disease – approximately 140K patients in US

- Variable clinical presentation, ranging from asymptomatic microscopic hematuria to severe, rapidly progressive glomerular nephropathy

Roughly 40% of IgAN patients progress to end-stage renal disease (ESRD)

- Up to 50% of high-risk patients develop ESRD in 10 years

No approved treatments and limited options for high-risk patients

- Renin Angiotensin System inhibition (RASi) with ACEi/ARB is frontline treatment
- Immunosuppressive agents typically provide limited therapeutic benefit and are accompanied by significant side effects

IgAN Disease Pathophysiology



Upstream factors
Hit 1
Increased levels of Gd-IgA1
Hit 2
Production of anti-Gd-IgA1 autoantibodies
Hit 3
Formation of circulating nephritogenic Gd-IgA1 immune complexes
Hit 4
▪ Mesangial deposition and glomerular injury
▪ Cellular proliferation
▪ Overproduction of extracellular matrix, cytokines and chemokines
Mesangial cell
T cell
Macrophage
Monocyte
Podocyte
Protein
IgA
Gd-IgA1
IgG

14

Wyatt, R. J., & Julian, B. A. (2013). IgA nephropathy. New England Journal of Medicine, 368(25), 2402-2414. (https://doi.org/10.1056/NEJMra1206793)

CHINOOK THERAPEUTICS

Why Chinook? Kidney disease is a large underserved market poised to be transformed by recent advances in the understanding of underlying diseases and new approaches to drug development Unique late-stage opportunity with lead asset atrasentan Building a differentiated and proprietary pipeline targeting IgA nephropathy, glomerular diseases, and other rare, severe chronic kidney diseases Seasoned management and scientific team with track record of advancing transformative therapies Potential merger provides for a well-capitalized company to support multiple clinical and preclinical programs Pursuing opportunities for strategic partnerships and attractive profile for long-term value generation

Important Additional Information and Where to Find It This communication contains information in respect of the proposed merger involving Aduro Biotech, Inc. and Chinook Therapeutics U.S., Inc. Aduro plans to file with the Securities and Exchange Commission (the “SEC”) a current report on Form 8-K, which will include the Merger Agreement and related documents. In addition, Aduro plans to file a Registration Statement on Form S-4, which will contain a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. BEFORE MAKING ANY VOTING DECISION, STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other filings containing information about Aduro with the SEC at the SEC’s website at www.sec.gov. Aduro makes available free of charge at www.aduro.com (in the “Investor Relations” section), copies of materials that Aduro files with, or furnishes to, the SEC. This communication does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation This communication does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Aduro and Chinook, and each of their respective directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of Aduro in connection with the proposed merger. Security holders may obtain information regarding the names, affiliations and interests of Aduro’s directors and officers in Aduro’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 9, 2020, and its definitive proxy statement for the 2020 annual meeting of stockholders, which was filed with the SEC on March 24, 2020. To the extent the holdings of Aduro’s securities by Aduro’s directors and executive officers have changed since the amounts set forth in Aduro’s proxy statement for its 2020 annual meeting of stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed merger will be included in the proxy statement/prospectus relating to the proposed merger when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov and Aduro’s website at www.aduro.com.

Chinook Therapeutics Developing Precision Medicines for Kidney Diseases Jefferies Virtual Healthcare Conference June 3, 2020